Filed Pursuant to Rule 424(b)(5)

Registration No. 333-238130

SUPPLEMENT NO. 1

Dated February 22, 2021

to Prospectus Supplement dated May 15, 2020

(to the Prospectus dated May 15, 2020)

Common Stock

Having an Aggregate Offering Price of up to $100,000,000

This supplement no. 1, dated February 22, 2021 (this “supplement”), supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated May 15, 2020 (the “Prospectus Supplement”), and the accompanying prospectus dated May 15, 2020, relating to the offer and sale from time to time of shares of our common stock, par value $0.001 per share (the “Shares”), through BofA Securities, Inc. and Piper Sandler & Co. (each, a “Sales Agent” and together, the “Sales Agents”), each acting as our agent in accordance with the terms of an ATM Equity OfferingSM Sales Agreement (the “Sales Agreement”) dated May 8, 2020. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the Prospectus Supplement and the accompanying prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the Prospectus Supplement, the accompanying prospectus and this supplement, you should rely on the information in this supplement. Any information in the Prospectus Supplement or accompanying prospectus that is modified or superseded by this supplement shall not be deemed to constitute a part of the Prospectus Supplement or accompanying prospectus, except as modified or superseded by this supplement.

On February 22, 2021, we amended the Sales Agreement to increase the total amount of Shares that we may offer and sell from time to time under the Sales Agreement from $50,000,000 to $100,000,000 (which amount includes shares we have already sold pursuant to the Sales Agreement prior to the date of this supplement). As of the date of this supplement, we have sold an aggregate of 4,928,344 Shares pursuant to the Sales Agreement for gross proceeds of approximately $49,167,733.

Accordingly, the Prospectus Supplement, as supplemented by this supplement, relates to the offer and sale by us, from time to time, of the Shares having an aggregate gross sales price of up to $100,000,000 (inclusive of the 4,928,344 Shares we sold pursuant to the Sales Agreement prior to the date of this supplement for gross proceeds of $49,167,733), through the Sales Agents, pursuant to and in accordance with the Sales Agreement, as amended. All references to “$50,000,000” in the Prospectus Supplement are hereby revised to be “$100,000,000.”

Sales of Shares, if any, may be made by means of transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including block trades and sales made in ordinary brokers’ transactions on the Nasdaq Capital Market (“Nasdaq”) or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will instruct only one Sales Agent to sell Shares on any given trading day. The compensation payable to a Sales Agent for sales of Shares with respect to which such Sales Agent acts as sales agent shall be up to 3.0% of the gross sales price for such Shares.

Under the terms of the Sales Agreement, we also may sell Shares to either or both of the Sales Agents as principal for their own accounts. If we sell shares to any Sales Agent or Agents as principal, we will enter into a separate terms agreement with such Sales Agent or Agents setting forth the terms of such transaction, and we will describe this agreement in a separate pricing supplement. In connection with the sale of the Shares on our behalf, the Sales Agents may be deemed “underwriters” within the meaning of the Securities Act and the compensation paid to the Sales Agents may be deemed to be underwriting commissions or discounts.

The Sales Agents are not required to sell any specific number or dollar amount of Shares, but, if instructed to do so and subject to the terms and conditions of the Sales Agreement, the applicable Sales Agent will use its commercially reasonable efforts to sell all of the designated Shares in accordance with our instruction.

Our common stock trades on the Nasdaq under the symbol “AKTS.” On February 19, 2021, the last reported sale price of our common stock on the Nasdaq was $15.83 per share. Our common stock has recently experienced volatility in price. From December 1, 2020 to February 19, 2021, the closing price of our common stock on Nasdaq has ranged from $7.52 to $18.58 per share, and the intra-day sales price of our common stock for this period has ranged from a reported low of $7.40 to a reported high of $19.15. This volatility and volatility that our common stock may experience in the future, which has been, and in the future may be, unrelated or disproportionate to our operating performance or prospects, reflects a risk of investing in our common stock. Please see the sections of this supplement and the Prospectus Supplement titled “Risk Factors.”

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully review and consider all of the information set forth in this supplement, the Prospectus Supplement, the accompanying prospectus and the documents incorporated by reference therein, including the risks and uncertainties described under “Risk Factors” on page S-1 of this supplement and under similar headings in the Prospectus Supplement and the risk factors incorporated by reference into the Prospectus Supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus Supplement or the accompanying prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Securities	Piper Sandler

The date of this supplement is February 22, 2021.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should read and consider carefully the following risk factors as well as the risk factors described under the sections captioned “Risk Factors” contained in the Prospectus Supplement and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2020, as filed with the SEC on August 21, 2020, and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference in this supplement, the Prospectus Supplement and the accompanying prospectus, together with the other information contained in or incorporated by reference in this supplement, the Prospectus Supplement and the accompanying prospectus, including our consolidated financial statements and the related notes. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial, which could also impair our business and financial position. If any of the events described below were to occur, our financial condition, our ability to access capital resources, our results of operations and/or our future growth prospects could be materially and adversely affected and the market price of our common stock could decline. As a result, you could lose some or all of any investment you may make in our common stock.

Additional Risks Related to this Offering and Our Common Stock

Our common stock has been thinly traded and its share price in the public markets has experienced, and may in the future experience, extreme volatility.

Our common stock has traded on the Nasdaq Capital Market, under the symbol “AKTS,” since March 13, 2017. Since that date, our common stock has been relatively thinly traded and at times been subject to price volatility. Recently, from December 1, 2020 to February 19, 2021, the closing price of our common stock on the Nasdaq Capital Market ranged from $7.52 to $18.58 per share. Between December 1, 2020 and February 19, 2021, the intra-day sales price of our common stock fluctuated between a reported low sale price of $7.40 and a reported high sales price of $19.15.

The stock market and development-stage public companies in particular have been subject to extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Additionally, technical factors in the public trading market for our stock may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), speculation in the press, in the investment community, or on the internet, including on online forums and social media, about our Company, our industry or our securities, the amount and status of short interest in our securities (including a “short squeeze”), access to margin debt, trading in options and other derivatives on our common stock and other technical trading factors. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. There can be no guarantee that our stock price will remain at current prices or that future sales of our common stock will not be at prices lower than the sales price in this offering.

The daily trading volume of our common stock has historically been relatively low. If we are unable to develop and maintain a liquid market for our common stock, you may not be able to sell your common stock at prices you consider to be fair or at times that are convenient for you, or at all. This situation may be attributable to a number of factors, including but not limited to the fact that we are a development-stage company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investor community. In addition, investors may be risk averse to investments in development-stage companies. The low trading volume is outside of our control and may not increase or, if it increases, may not be maintained. In addition, following periods of volatility in the market price of a company’s securities, litigation has often been brought against that company and we may become the target of litigation as a result of price volatility. Litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

S-1